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                             January 6, 2023

       Christopher P. Kalnin
       Chief Executive Officer
       BKV Corporation
       1200 17th Street, Suite 2100
       Denver, CO 80202

                                                        Re: BKV Corporation
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed December 22,
2022
                                                            File No. 333-268469

       Dear Christopher P. Kalnin:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 19, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Summary Reserve, Production and Operating Data
       Estimated Reserves at SEC Pricing, page 31

   1. We have reviewed your response to prior comment 1 and note the updated 2021 Activity narratives do not
accurately reconcile the total change in proved reserves. For example, the updated discussion
of "Revisions of Previous Estimates" totals 1,082 Bcfe, while the disclosed total change
in proved reserves due to revisions of previous estimates is 1,101
                                                        Bcfe. Similarly, the
updated discussion of "Extensions and Discoveries" totals 708 Bcfe, while the disclosed
total change in proved reserves due to extensions and discoveries is
                                                        728 Bcfe. Finally, the
2021 Activity narratives state "the Company's proved reserves increased by 1,808.5
Bcfe" while the total increase based on the updated explanations
 Christopher P. Kalnin
BKV Corporation
January 6, 2023
Page 2
      is 1,769.7 Bcfe. Carefully review and revise the narratives and related reconciliations throughout your filing so that the narrative explanations fully and accurately describe the disclosed volume changes in developed, undeveloped and total proved reserves.
        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Jenifer
Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall, Petroleum Engineer, at
(202) 551-4727 with questions about engineering comments. Please contact Liz Packebusch,
Staff Attorney, at (202) 551-8749 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.



                                                            Sincerely,
FirstName LastNameChristopher P. Kalnin
                                                            Division of
Corporation Finance
Comapany NameBKV Corporation
                                                            Office of Energy &
Transportation
January 6, 2023 Page 2
cc:       Samantha Hal Crispin
FirstName LastName